UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	22 November 2024 - Director/PDMR Shareholding

99.1

Haleon plc: Director/PDMR Shareholding

22 November 2024: Haleon plc (the "Company" or "Haleon") (LSE/NYSE:HLN) today announces notification and public disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by a Person Discharging Managerial Responsibilities ("PDMR").

On 21 November 2024, Dawn Allen, Chief Financial Officer, received the vesting of an award of Haleon Ordinary Shares under the Haleon Share Value Plan. The award was granted as part of her remuneration arrangements upon joining Haleon, to compensate for forfeited incentives from her previous employment.

Immediately following vesting 74,678.928393 Ordinary Shares were sold to cover tax obligations at a price of £3.718 per share, with the remaining 83,974.071607 Ordinary Shares retained subject to a two-year holding period.

The award is subject to malus and clawback provisions.

Further details are set out in the below notification, made in accordance with the requirements of The UK Market Abuse Regulations.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dawn Allen
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Ordinary Shares in respect of the Haleon plc Share Value Plan (Buyout award).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	158,653

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	21 November 2024
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Automatic disposal of Ordinary Shares resulting from the Haleon plc Share Value Plan (Buyout award) vesting to cover tax liabilities.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.718	74,678.928393

d)	Aggregated information

	- Aggregated volume	N/A

- Price

e)	Date of the transaction	21 November 2024
f)	Place of the transaction	London Stock Exchange (XLON)

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: November 22, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary